For Further Information at Healthsource, Inc.
Joseph Zubretsky
Chief Financial Officer

Tracey Turner
Vice President, Corporate Communications

HEALTHSOURCE, INC. REPORTS FOURTH QUARTER EARNINGS PER SHARE OF $0.05 BEFORE NON-RECURRING CHARGES; LOSS OF $0.35 PER SHARE AFTER NON-RECURRING CHARGES OF $0.40 PER SHARE; REVENUE UP 28%; ENROLLMENT UP 26% TO 940,900 IN JANUARY 1997

CIGNA CORPORATION AND HEALTHSOURCE SEPARATELY REPORTED AN AGREEMENT FOR CIGNA TO PURCHASE HEALTHSOURCE FOR $21.75 PER SHARE

HOOKSETT, NH, FEBRUARY 28, 1997 -- HEALTHSOURCE, INC. (NYSE:HS), a leading owner of managed health care companies today reported the results of its operations for the fourth quarter and year end period ended December 31, 1996. Earnings per share for the fourth quarter 1996 were $0.05 before the effect of a non-recurring charge of $0.40 per share related to costs the Company has elected to incur to enhance its provider arrangements and for costs related to a re-structuring of operations. After non-recurring charges, the Company reported a net loss of

$0.35 per share compared with net income of $0.22 per share for the three month period ended December 31, 1995.

QUARTERLY REVENUES AND NET INCOME

Revenue for the period including managed care premiums and other administrative fees increased 28 percent to $438.3 million from the $343.6 million recorded in the fourth quarter of 1995. After the effect of a pre-tax, non-recurring charge of $40.4 million, the quarter's result was a net loss of $22.6 million compared with net income of $15.8 million for the three month period ended December 31, 1995, representing a decrease of $38.4 million or 243 Percent.

TWELVE MONTH RESULTS

For the twelve month period ended December 31, 1996 earnings per share were $0.45 before the effect of non-recurring charges of $0.53. Including the effect of non-recurring charges, the Company recognized a loss of $0.08 versus the $0.81 earned in 1995. Revenue for the year reached $1.7 billion, up 47% from $1.2 billion recorded in 1995. After the effect of the pre-tax, non-recurring charge of $53.4 million, net loss for the twelve month period was $3.9 million compared with earnings of $56.2 million during the same period a year ago.

ENROLLMENT GROWTH

Enrollment in Healthsource's health maintenance organizations (HMOs) continued to grow during the fourth quarter increasing to 940,900 in January 1997, up 26 percent from 744,700 reported in the fourth quarter of 1995. Norman Payson, M.D., President and Chief Executive Officer of Healthsource, Inc., said today, "The fourth quarter results, exclusive of non-recurring charges, are consistent with the challenges for the industry in 1996 in which premium pricing did not keep pace with health care costs. January 1997 premium pricing, however, was more favorable and the measures we have taken to address certain unprofitable accounts, improve our provider contracts and significantly trim administrative costs, we believe will benefit results in 1997. "Separately, the major news for us today, of course, is the announcement of a definitive merger agreement with CIGNA Corporation.

We hold CIGNA Corporation in highest regard and look forward to a very successful combination for all concerned."

Healthsource confirmed today that it has entered into a definitive merger agreement under which CIGNA Corporation (NYSE:CI) has agreed to acquire the Company. Pursuant to the Agreement, CIGNA will commence a tender offer for any and all outstanding Healthsource shares at a price of $21.75 per share in cash. Following consummation of the tender offer, Healthsource will merge with a subsidiary of CIGNA under which all remaining Healthsource shareholders will receive the same per share price. The tender offer is subject to various conditions, including among others, the tender of at least a majority of Healthsource's outstanding shares and receipt of regulatory approvals.

Healthsource, Inc., through its subsidiaries, is a geographically diversified provider of a broad range of managed health care services serving more than three million members including former members of Provident

Life and Accident Insurance Company. Healthsource owns HMOs operating primarily in the Northeast, the Midwest and the South which offer traditional HMO plans, point-of-service plans, preferred provider organizations and utilization review and managed care services to other health care payors including former members of Provident Life and Accident Insurance Company.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release that are not historical facts are forward looking statements; actual results may differ materially from those projected in the forward looking statements which statements involve risks and uncertainties, including but not limited to, the following; that increased regulation will increase health care expenses; that increased competition in the Company's markets or change in product mix will unexpectedly reduce premium yield; that health care costs in any given period may be greater than expected due to unexpected incidence of major cases, natural disasters, epidemics, changes in physician prac-tices, and new technologies; that the Company will be unable to close acquisitions of other HMOs on satisfactory terms; and that the Company may be unable to close global capitation arrangements on satisfactory terms in key markets. Investors are also directed to the other risks discussed in documents filed by the Company with the Securities and Exchange Commission.

                                            HEALTHSOURCE, INC. (NYSE)
                                            -------------------------
                                                Three Months Ended
                                                    December 31,
                                            -------------------------
                                                1996        1995(1)
                                            -----------   -----------
                                                   (unaudited)
                                            (in thousands, except per
                                                   share data)
Revenue:
    HMO medical premiums  . . . . . . . . . . . .  $322,297   $220,409
    Other insured medical premiums(2) . . . . . .    57,491     66,187
Administrative and managed care fees. . . . . . .    58,549     57,039
                                                   --------   --------

          Total operating revenue . . . . . . . .   438,337    343,635
                                                   --------   --------

Expenses:
    Cost of HMO medical premiums. . . . . . . . .   263,890    165,177
    Cost of other insured medical premiums(2) . .    45,637     53,521
    Selling, general and administrative:
      HMO and other insured services(3) . . . . .    63,267     45,101
      Admin. and managed care services  . . . . .    50,921     48,927
                                                   --------   --------
          Total selling, general and admin. . . .   114,188     94,028
                                                   --------   --------

    Other charges . . . . . . . . . . . . . . . .    40,462          -
    Depreciation and amortization . . . . . . . .    10,770      8,143
                                                   --------   --------

          Total operating expenses  . . . . . . .   474,947    320,869
                                                   --------   --------

          Operating income (loss) . . . . . . . .   (36,610)    22,766

Interest income . . . . . . . . . . . . . . . . .     5,904      4,945
Interest expense  . . . . . . . . . . . . . . . .    (3,474)    (1,785)
                                                   --------   --------

          Interest income, net  . . . . . . . . .     2,430      3,160
                                                   --------   --------

Income (loss) before provision
 for income taxes . . . . . . . . . . . . . . . .   (34,180)    25,926
Income tax benefit (provision). . . . . . . . . .    11,579    (10,071)
                                                   --------   --------

Net income (loss) . . . . . . . . . . . . . . . .  $(22,601)  $ 15,855
                                                   ========   ========

Preferred stock dividends . . . . . . . . . . . .         -     (1,563)
                                                   --------   --------

Net income (loss) applicable to

 common shareholders  . . . . . . . . . .      $(22,601)  $ 14,292
                                               ========   ========

Net income (loss) per share:(4)...               $(0.35)    $ 0.22
Weighted average number of common and
 common equivalent shares outstanding:...        63,795     65,167
See Addendum 9 for footnote information.

                                                    HEALTHSOURCE, INC. (NYSE)
                                                    -------------------------
                                                            Year Ended
                                                            December 31,
                                                    -------------------------
                                                        1996          1995(1)
                                                    ------------   ----------
                                                           (unaudited)
                                                     (in thousands, except per
                                                          share data)
Revenue:
   HMO medical premiums . . . . . . . . . . . . .     $1,238,936   $  811,645
   Other insured medical premiums(2). . . . . . .        242,535      184,819
   Administrative and managed care fees . . . . .        232,492      170,233
                                                      ----------   ----------

         Total operating revenue  . . . . . . . .      1,713,963    1,166,697
                                                      ----------   ----------

Expenses:
   Cost of HMO medical premiums . . . . . . . . .      1,000,002      621,888
   Cost of other
     insured medical premiums(2)  . . . . . . . .        202,525      149,396
   Selling, general and administrative:
     HMO and other insured services(3). . . . . .        240,945      153,326
     Admin. and managed care services . . . . . .        194,641      146,340
                                                      ----------   ----------
         Total selling, general and admin.  . . .        435,586      299,666
                                                      ----------   ----------

   Other charges  . . . . . . . . . . . . . . . .         53,411            -
   Depreciation and amortization  . . . . . . . .         38,721       24,129
                                                      ----------   ----------

         Total operating expenses . . . . . . . .      1,730,245    1,095,079
                                                      ----------   ----------

         Operating income (loss). . . . . . . . .        (16,282)      71,618

Interest income   . . . . . . . . . . . . . . . .         24,305       20,823
Interest expense  . . . . . . . . . . . . . . . .        (12,629)      (5,392)
                                                      ----------   ----------

         Interest income, net . . . . . . . . . .         11,676       15,431
                                                      ----------   ----------

Income (loss) before provision
   for income taxes . . . . . . . . . . . . . . .         (4,606)      87,049

Income tax benefit (provision)  . . . . . . . . .            666      (30,778)
                                                      ----------   ----------

Net income (loss) . . . . . . . . . . . . . . . .     $   (3,940)  $   56,271
                                                      ==========   ==========

Preferred stock dividends . . . . . . . . . . . .         (1,128)      (4,167)
                                                      ----------   ----------

Net income (loss) applicable
 to common shareholders   . . . . . . . .       $   (5,068)  $   52,104
                                                ==========   ==========

Net income (loss) per share:(4)                     $(0.08)       $0.81
Weighted average number of common and
   common equivalent shares outstanding:            63,725       64,195

See Addendum 9 for footnote information.

                                                                  OPERATIONAL STATISTICS
                                                                  ----------------------
                                  (Unaudited)
                           ENROLLMENT BY PRODUCT LINE
                                                                   MEDICAL LOSS RATIOS
                                                                        BY REGION(6)
                                                                   --------------------
                                                                    QUARTER    QUARTER
                                                                     ENDED      ENDED
                                     1/1/97     1/1/96   %CHANGE   12/31/96    12/31/95
                                   ---------  ---------  -------   --------    --------
HMOs(5)  Northern Region:                                            81.9%      77.9%
         New Hampshire               136,300    122,300     11%
         Massachusetts                77,100          -     - %
         Maine                        70,700     65,500      8%
         Indiana                      36,500     67,000    (46)%
         New Jersey                   34,200      1,950      -%
         New York City                33,600     30,750      9%
         New York (Syracuse)          19,000     21,200    (10)%
         Kentucky                     12,400     11,200     11%
         Ohio                          2,500      1,000    150%
                                   ---------  ---------  -----

             Sub-total               422,300    320,900     32%
                                   ---------  ---------  -----

  Southern Region:                                                   81.9%      72.4%

         North Carolina              212,200    170,600     24%
         South Carolina              141,400    143,700     (2)%
         Tennessee                    92,600     62,400     48%
         Arkansas                     34,600     32,800      5%
         Georgia                      24,800     10,200    143%
         Texas                        13,000      4,100    217%
                                   ---------  ---------  -----

                    Sub-total        518,600    423,800     22%
                                   ---------  ---------  -----

         Total HMO                   940,900    744,700     26%
         ---------                 =========  =========  =====


MANAGED INDEMNITY (INSURED)(7)        45,100     66,600    (32)%
---------------------------        =========  =========  =====

SELF AND PARTIALLY
------------------
  INSURED MEDICAL PRODUCTS
  ------------------------
         Point of Service(8)         181,300    196,300     (8)%
         Workers' Compensation        90,700    120,000    (24)%
         Other Managed
           Care/Administration(9)  1,914,800  2,300,500    (17)%
                                   ---------  ---------  -----

         Total Self-Insured        2,186,800  2,616,800    (16)%
         ------------------        ---------  ---------  -----

TOTAL ADMINISTERED MEDICAL         3,172,800  3,428,100     (7)%
--------------------------         =========  =========  =====

DENTAL PRODUCTS(10)
-------------------

         Fully Insured               313,000    396,400    (21)%
         Self Insured              2,298,700  2,176,500      6%
                                   ---------  ---------  -----

TOTAL ADMINISTERED DENTAL          2,611,700  2,572,900      2%
-------------------------          =========  =========  =====

                                        Three Months Ended
                                           December 31,
                                          1996       1995
                                          ----       ----
CONSOLIDATED HMO
  MEDICAL LOSS RATIOS(11)                 81.9%      74.9%
See Addendum 9 for footnote information.

                            HEALTHSOURCE, INC. (NYSE)
                            -------------------------

SELECTED BALANCE SHEET DATA (IN THOUSANDS)
------------------------------------------

                                  December 31,    December 31,
                                      1996            1995
                                  ------------    ------------
Cash, cash equivalents, and
 current marketable securities    $  150,152        $155,728
Current assets                       428,870         427,496

Long-term marketable securities      110,049          68,357

Total assets                       1,006,900         873,039

Medical claims payable               175,481         152,649

Current liabilities                  365,164         283,026

Long-term debt                       247,250          95,000

Shareholders' equity                 385,425         488,082

COMMONLY USED RATIOS
--------------------

                                         December 31,  December 31,
                                             1996          1995
                                         ------------  ------------
Book value per common shares
     outstanding (63,795,000 and
     63,580,800 at December 31,
     1996 and December 31, 1995
     respectively)                       $6.04/share    $7.68/share

Working capital                         $63.7 Million  $144.5 Million

Current ratio                                1.2           1.5

Days of health care expense in                Three Months Ended
     medical claims payable for                  December 31,
     fully-insured products                   ------------------
     (medical claims payable                  1996          1995
     divided by average daily                 ----          ----
     health care expenses for the
     three months ended December 31,        61 Days        58 Days
     1996 and 1995 which does not
     include the effects of provider
     capitation and other arrangements)

                                          Three Months Ended
                                          ------------------
                                              December 31,
                                          1996          1995
                                          ----          ----
Average annual hospital bed days          233           244
     per 1,000 members (calculated on
     the basis of average members during
     the period)(12)

See Addendum 9 for footnote information.

(1) Results for 1995 include the effects of the acquisition as of May 1, 1995 of the medical services group of the Provident Life and Accident Insurance Company of America, Inc. (the "Provident acquisition").

(2) Includes fully-insured indemnity and shared risk (minimum premium and retrospectively rated premium arrangements with self-insured employers) from the Provident acquisition and the Company's previously existing managed indemnity business.

(3) Includes all corporate administrative and development expenses.

(4) Reflects a two-for-one stock split in the form of a 100% stock dividend effective December 15, 1995.

(5) Includes membership for HMOs owned, co-owned, and/or managed by Healthsource (New York City and New Jersey) and 81,000 members acquired in the Central Massachusetts Health Care, Inc. (CMHC) acquisition effective February 1, 1996. Managed indemnity lives previously reported in the Company's HMO membership are now reported separately as managed indemnity lives. For 1997 and 1996, these lives were 4,300 and 7,000, respectively.

(6) Includes aggregate medical loss ratios for HMOs owned or significantly co-owned by Healthsource, including those from the Provident acquisition. New York City and New Jersey ("ChubbHealth") are not included.

(7) Includes managed indemnity business from the Provident acquisition of approximately 40,800 and 59,600 lives for 1997 and 1996, respectively.

(8) Excludes managed care membership from the Provident acquisition.

(9) Includes self-insured business from the Provident acquisition of approximately 1,703,000 and 2,026,000 lives for 1997 and 1996, respectively. Included in these totals are approximately 178,700 and 329,000 lives for 1996 and 1995, respectively, which were covered by minimum premium and retrospectively rated premium products where the Company shares risk with the employers and where the Company receives an insurance premium. Many of these employer accounts have managed care benefit designs.

(10) Obtained through the Provident acquisition.

(11) Consolidated medical loss ratios exclude unconsolidated plans (which for 1995 were ChubbHealth and CMHC and which for 1996 is ChubbHealth).

(12) Average annual hospital bed days per 1,000 members exclude mental health/substance abuse and are presented for HMOs owned or significantly co-owned by Healthsource, which excludes ChubbHealth.